M&T Bank Corporation

One M&T Plaza

Buffalo, New York 14203

February 21, 2013

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

RE:	M&T Bank Corporation

Registration Statement on Form S-4

File No. 333-184411

Dear Ms. Hayes:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, M&T Bank Corporation (“M&T”) hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it may become effective at 9:00 a.m., Eastern time, on Friday, February 22, 2013, or as soon as possible thereafter.

In connection with this request, M&T acknowledges the following:

1.        Should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.        The action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve M&T from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.        M&T may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

M&T Bank Corporation

By:	/s/ Brian R. Yoshida
Brian R. Yoshida Group Vice President and Deputy General Counsel